UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Atlas Mining Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

049375108

(CUSIP Number)

Mr. Jeffrey Blumberg

Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, Illinois 60606

(312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

CUSIP NO. 049375108	13D/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (QP) (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 6,677,253
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 6,677,253
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,677,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 049375108	13D/A	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IBS Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 10,272,415
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 10,272,415
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,272,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 049375108	13D/A	Page 4 of 9

This Amendment No. 6 to Schedule 13D (this “Schedule 13D/A” or this “Statement”) amends and restates the initial statement on Schedule 13D (“Initial 13D”) relating to the Common Stock of Atlas Mining Company filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2005 by The IBS Turnaround Fund (QP) (A Limited Partnership) (“QP Turnaround Fund”) and IBS Capital LLC (“IBS” and, together with QP Turnaround Fund, the “Filers”, each a “Filer”), as amended by Amendment No. 1 filed with the Commission on July 12, 2005, as amended by Amendment No. 2 filed on October 16, 2006, as amended by Amendment No. 3 filed on January 23, 2007, as amended by Amendment No. 4 filed on October 12, 2007, as amended by Amendment No. 5 filed on December 13, 2007.

On September 28, 2007, IBS Capital Corporation, a Massachusetts corporation, ceased to be the general partner of the QP Turnaround Fund and The IBS Turnaround Fund (A Limited Partnership), a Massachusetts limited partnership (“LP Turnaround Fund”), and ceased to be the investment adviser of the The IBS Opportunity Fund (BVI), a British Virgin Islands international business company (“Opportunity Fund”). On September 28, 2007, IBS became the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and became the investment adviser of the Opportunity Fund.

Item 1.	Security and Issuer.

This Schedule 13D/A is filed jointly by QP Turnaround Fund and IBS, its general partner.

The class of equity securities to which this Schedule 13D/A relates is the Common Stock, no par value ( “Common Stock” or “Shares”) of Atlas Mining Company, an Idaho corporation (“Company”). The address of the Company’s principal executive offices is 630 East Mullan Avenue, Osburn, Idaho 83849.

Item 2.	Identity and Background.

QP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IBS is a Massachusetts limited liability company. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 049375108	13D/A	Page 5 of 9

David A. Taft is the president of IBS. His business address is One International Place, Suite 2401, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 23, 2008, IBS became the beneficial owner of 583,333 Shares, all of which were purchased in a private placement. Of these Shares, QP Turnaround Fund purchased 413,262 Shares at a price of $0.60 per Share. LP Turnaround Fund purchased 170,071 Shares at a price of $ 0.60 per Share. The source of funds was the working capital of the purchasers.

Item 4.	Purpose of Transaction.

On December 12, 2007, IBS submitted a letter to the Company in which it expressed its concerns regarding recent developments at the Company as well as the Company’s declining stock price and overall performance. IBS further expressed its view that certain governance changes need to be made at the Company. Specifically, IBS called for the current three-member board of directors to be expanded to five directors, and for two independent directors to be added to the board who are not affiliated with the management of the Company or IBS. The letter also stated that IBS was prepared to offer the names of two individuals who are not affiliated with IBS and who would act in the best interests of all shareholders. Finally, IBS recommended that the newly constituted board then form a special committee comprised of the independent directors to investigate the conduct of the Company’s former management. IBS urged the company to take all of the foregoing steps immediately.

Subsequent to sending the letter, the Company has announced that it has increased the number of members of its board of directors from three directors to five directors and elected two independent directors, whose names were offered by IBS. The Company has also announced that its board of directors has formed a special committee to, among other things, investigate the conduct of the Company’s former management, which investigation is currently in progress. IBS continues to have periodic conversations with the Company and its board of directors on various issues.

The Filers intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the Company’s response to the actions suggested by the Filers, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Filers may in the future take such actions with respect to their investment in the Company as they deem appropriate including, but not

CUSIP NO. 049375108	13D/A	Page 6 of 9

limited to, purchasing additional Common Stock or other securities of the Company or selling some or all of their Common Stock on the open market, in private transactions or otherwise, communicating with the Company or other investors or stockholders or conducting a proxy solicitation with respect to the election of directors of the Company. Except as set forth herein or as would occur in connection with any of IBS’s recommendations described above, the Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Statement, QP Turnaround Fund holds, in the aggregate, 6,677,253 Shares, which represents 12.3% of the Company’s Common Stock. IBS beneficially owns, in the aggregate, 10,272,415 Shares, which represents 19.0% of the Company’s Common Stock. The Shares beneficially owned by IBS are owned directly by QP Turnaround Fund (6,677,253 Shares); LP Turnaround Fund (2,294,887 Shares); and Opportunity Fund (1,300,275 Shares). The percentages used in this Statement are calculated based on 54,173,594 outstanding Shares, as reported in the Company’s 10-QSB, as filed with the Commission on August 14, 2007.

(b) The information contained in table form in Rows 7 though 11 on each of pages 2 and 3 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference. LP Turnaround Fund has the sole power to vote and dispose of the 2,294,887 Shares held by it, and Opportunity Fund has the sole power to vote and dispose of the 1,300,275 Shares held by it.

(c) On May 23, 2008, IBS became the beneficial owner of 583,333 Shares, all of which were purchased in a private placement. Of these Shares, QP Turnaround Fund purchased 413,262 Shares at a price of $0.60 per Share. LP Turnaround Fund purchased 170,071 Shares at a price of $ 0.60 per Share. The source of funds was the working capital of the purchasers.

(d)-(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, to each Filer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

The following document is filed herewith:

CUSIP NO. 049375108	13D/A	Page 7 of 9

(1) Joint Filing Agreement, dated as of June 4, 2008, by and among The IBS Turnaround Fund (QP) (A Limited Partnership) and IBS Capital LLC.

CUSIP NO. 049375108	13D/A	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2008	THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

	By:	IBS CAPITAL LLC
General Partner

		By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

		By:	/s/ David A. Taft
David A. Taft, President

CUSIP NO. 049375108	13D/A	Page 9 of 9

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Atlas Mining Company; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 4th day of June, 2008.

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

By:	/s/ David A. Taft
David A. Taft, Manager